SRKP 6, Inc. 1900 Avenue of the Stars, Suite 310 Los Angeles, California 90067
February 1, 2007

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
Station Place, 100 F Street, N.E.
Washington, D.C. 20549
Attention: Russell Mancuso

Re:	SRKP 6, Inc. Registration Statement No. 333−139141

Dear Mr. Mancuso:

SRKP 6, Inc. (the ‘‘Company’’) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement will become effective at 5:00 p.m. Eastern Time, on February 2, 2007, or as soon thereafter as practicable.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Yours truly,
SRKP 6, Inc.
/s/ Richard A. Rappaport
Name: Richard A. Rappaport Title: President